

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 31, 2016

Micky Pant
Chief Executive Officer
Yum! China Holding, Inc.
1441 Gardiner Lane
Louisville, KY 40213

> **Re: Yum! China Holding, Inc.**
> **Form 10-12B**
> **Filed May 4, 2016**
> **File No. 001-37762**

Dear Mr. Pant:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10

Exhibit 99.1

Market and Industry Data, page iii

1. In this section and elsewhere in your information statement, we note that you have relied on reports and publications from third-party sources for data. Please provide us with the relevant portions of the materials you cite.

2. You state that the industry publications on which you are basing your disclosure do not "guarantee the accuracy or completeness" of certain information in the information statement, and that the nature of such information is "generally reliable" and "inherently imprecise." Please revise to remove any implication that you are not responsible for disclosure you have included in the information statement.

Questions and Answers about the Separation, page iv

3. Here and in the Separation and Distribution section, please include a question addressing how the costs of the Separation will be allocated between YUM and the company, and quantify the costs.

Information Statement Summary, page 1

4. Please disclose the directly comparable GAAP measure to "adjusted EBITDA" disclosed in the first paragraph and wherever else disclosed pursuant to Item 10(e)(i)(A) of Regulation S-K.

5. Please tell us the basis for your statement that "our brands are integrated into Chinese popular culture and consumers' daily lives."

Industry Backdrop, page 2

6. We note the connection you make, here and in the Business section, between the expected growth in the middle class and the expected increase in the company's sales. Please balance this disclosure by including the information that growth in the middle class does not necessarily equate to a growth in sales, as the tastes of the Chinese middle class could shift away from QSR offerings, as they have in other countries.

New-Unit Growth, page 3

7. We note your presentation on page 3 and on page 75 of compound annual growth rates. Because CAGR does not reflect volatility, please accompany your CAGR presentation with supporting numbers for each year, or tell us why this information is not material in each instance where you have disclosed CAGR.

8. You state that you believe you have an opportunity to grow your restaurant count three times over the long term. Please clarify what you mean by "long term" when referring to this development goal and balance your disclosure by addressing the risks associated with growth of this magnitude.

Enhanced Profitability, page 4

9. Refer to your statement that "[s]ince we increased our focus on restaurant margin improvement in late 2013, margins at KFC improved two percentage points from 2013 to 2015." Please revise to specifically state what margins improved. If other margins underperformed during this period, balance your disclosure by mentioning those as well.

<u>Reasons for the Separation, page 5</u>

10. We note that one of the primary reasons for the separation is to allow for enhanced strategic and management focus. Please expand your discussion to clarify the differences between the company and YUM in terms of operating priorities and strategies.

<u>Risk Factors, page 11</u>

<u>We are subject to all of the risks associated with leasing real estate…page 15</u>

11. Please revise this risk factor to be more specific about when the lease terms expire, distinguishing long-term from short-term leases.

<u>Our results of operations may fluctuate due to seasonality and certain major events in China, page 20</u>

12. Please recast this risk factor to emphasize the risk rather than the benefits associated with seasonal markets in China.

<u>Certain defects caused by non-registration of our lease agreements related to certain properties may materially and adversely affect our ability to use such properties, page 27</u>

13. Revise this risk factor to quantify the potential fines associated with the failure to register the properties, and to explain the reasons that the leases have not been registered, or explain why you do not believe this is material.

<u>Management's Discussion and Analysis, page 51</u>

<u>Summary, page 53</u>

14. Please explain briefly the reasons that you believe sales in the second half of 2015 failed to meet expectations.

<u>Liquidity and Capital Resources, page 63</u>

15. We note the working capital deficit for each year reported on the combined balance sheets. Please discuss (i) the reason for the deficit, (ii) its effect on your liquidity and operations, and (iii) how you manage the deficit. Refer to Item 303(a)(1) of Regulation S-K.

16. Please discuss whether your existing cash, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations, if any, for the next 12 months.

Business, page 69

The Separation and Distribution, page 98

17. Please discuss in this section what alternatives the board considered before determining to go forward with the transaction. Explain any material advantages or disadvantages that persuaded the board that the spin-off was the most feasible and financially attractive approach.

Reasons for the Separation, page 98

18. In the bullet point captioned "Optimized Capital Structure," please explain why the board expects that YUM will be more highly franchised, more geographically diversified and less volatile in terms of profit, and with a lower cost of capital. Also, please explain what impact this is likely to have on the company's stockholders.

19. In this section and in Management's Discussion and Analysis, as appropriate, please summarize the material aspects of the company's business that will need to change in order to replace operations, governance, management and similar items currently provided by YUM or administered on a shared basis by the companies prior to separation. Quantify the cost of duplicating these items to the extent possible.

Risks associated with the Company and the Separation, page 99

20. Refer to the disclosure which states that the board considered the loss of benefits arising from unified operations. Please explain briefly what lost benefits the board considered.

21. Balance the discussion of the negative factors the board considered to more fully describe the factors and to more closely track the disclosure of the advantages the board considered.

Formation of a New Company Prior to the Company's Distribution, page 99

22. Expand the disclosure in this section to explain what entities will be transferred to the company and how the transfer will occur. To the extent material to an understanding of the organization of the company, please include an organizational chart depicting the company's structure following the spin-off.

Conditions to the Distribution, page 102

23. Briefly describe what government approvals, if any, may be required to complete the transaction.

Notes to Combined Financial Statements, page F-8

24. We note the disclosure in the risk factor "We expect to rely to a significant extent on dividends and other distributions … paid by our principal operating subsidiaries …" on page 25. Please tell us your consideration of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X. In addition, please refer to instruction 6 to paragraph 303(a) of Regulation S-K as appropriate.

Note 16 – Contingencies, page F-34

25. In your risk factor "Certain defects caused by non-registration of our lease agreements …" on page 27, you state the company has approximately 7,000 leased properties of which most properties are not registered with the appropriate government authority in China. You further state, that failure to register a lease will potentially subject you to a fine. Please tell us your consideration of disclosures required by ASC 450-20 with respect to any contingencies associated with these leases.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure